PROFESSIONALLY MANAGED PORTFOLIOS
2020 East Financial Way, Suite 100
Glendora, California 91741

March 18, 2015

VIA EDGAR TRANSMISSION

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios
Post-Effective Amendment - Application for Withdrawal
File Nos. 33-12213 and 811-05037
CIK No. 0000811030

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Professionally Managed Portfolios (the “Registrant”) hereby requests that Post-Effective Amendment No. 592 under the 1933 Act (No. 593 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on October 31, 2014 (Accession No. 0000894189-14-005297) to register shares of a new series, the Balter Discretionary Global Macro Fund (“PEA 592”), be withdrawn.

The Trust also filed Post-Effective Amendment Nos. 605, 609 and 616 for the sole purpose of extending the original effective date of PEA No. 592.

The Registrant is requesting that PEA 592 be withdrawn as it no longer intends to offer these securities.  No securities have been sold in connection with PEA 592.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, President and Secretary
Professionally Managed Portfolios